UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 333-141676

CUSIP No. 01677T106

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: December 31, 2014

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AllDigital Holdings, Inc.

Full Name of Registrant:

Aftermarket Enterprises, Inc.

Former Name if Applicable

6 Hughes, Suite 200

Address of Principal Executive Office (Street and Number)

Irvine, California 92618

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant experienced a reduction in its workforce, which has caused a delay in the financial reporting process and directly affected its ability to have the audit of its financial statements to be included in its Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Annual Report”) completed. Thus, the Registrant was unable to file its Annual Report in a timely manner without unreasonable effort or expense. The Registrant expects it will be able to file, after this Annual Report, all future reports in a timely manner.

In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended, the Registrant intends to file its Annual Report no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brad Eisenstein	(949)	250-7340
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Significant Change for Results of Operation

For the Year Ended December 31, 2014

The Registrant anticipates that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Annual Report. For the 9 months ended September 30, 2014, the Registrant’s revenue was lower than the prior year by 7.9%, and its net loss was three times as large as the net loss for the same period in 2013. The Registrant expects that its 2014 annual results will show a similar trend. Revenue declined due to a significant business interruption experienced during late 2013 and early 2014, in part, due to the turnover of numerous employees including project managers, developers, and certain executives, inhibiting the Registrant’s ability to focus on new sales opportunities. The Registrant started to recover from this business interruption by late second quarter 2014 and has been rebuilding its sales pipeline and executing on new development projects and technologies, including its purchase of AllDigital Brevity, patented technology which the Registrant believes will help build recurring revenue towards an eventual cash flow breakeven position. The Registrant’s cash position at December 31, 2014 declined to $485,761 from $1,300,932 at December 31, 2013. This decline in cash occurred during the first 9 months of the year due to lower sales and higher operating expenses as the Registrant stabilized the business and started to invest towards future anticipated growth.

AllDigital Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2015	By:	/s/ Brad Eisenstein
Brad Eisenstein
Chief Financial Officer and
Chief Operating Officer